Exhibit 1

25 APRIL 2019

SPEECH BY RICHARD BURROWS, CHAIRMAN, AT THE BRITISH AMERICAN TOBACCO p.l.c.
ANNUAL GENERAL MEETING ON 25 APRIL 2019

Good morning ladies and gentlemen.

It is my pleasure to welcome you to British American Tobacco’s 2019 Annual General Meeting.

I am pleased to report that our 2018 results demonstrate that the business is in good shape. This is the result of our established strategy that focuses on a multicategory approach, and which enables us to continue to deliver shareholder returns today while investing in our future.

While our business is continuing to perform very well we are very conscious that investor sentiment over the last year has been negatively impacted by concerns over possible regulation in the US and competitor dynamics in new categories resulting in a sharp fall in our share price.

I am, however, confident that the business is in good shape and that the causes of these concerns in fact present significant opportunities for future growth. Our core combustible business continues to outperform the industry; we have established a successful and fast growing potentially reduced risk product business, and our US acquisition – which has a long track record of managing regulatory change – is now fully integrated. Against a backdrop of a strong set of results and consequently rising share price, all of this, I believe, puts us is a strong position to deliver long-term sustainable growth, reflected in our continued annual dividend increases, this year’s of 4%.

With respect to potentially reduced-risk products, which we call PRRPs, this past year has seen a near-doubling of our revenues in vapour and tobacco heating products alone. Our vapour revenues increased by 26%, while our tobacco heating products grew revenue by over 180%.

These are early stages in our PRRP journey, and as technology and innovation increasingly play a role in our business, our product pipeline will continue to expand. In 2018 we filed 130 patents and expect that number to nearly double this year.

The result is better and more innovative products appearing in markets around the world.  Last year we launched new products in over a dozen countries, including our Vype ePen3 which won vapour category Product of the Year in the UK’s largest consumer survey, and the successful launch of our Vuse Alto product in the US.

In the combustible category, our overall market share increased 40 basis points, powered by the strong performance of our Strategic Portfolio which grew volume by 4.8%.

Our combustible products continue to make up the bulk of our revenues and profit. This will remain the case for many years to come, and these profits will drive sustainable returns and dividends for our shareholders as we make the investment required to grow our PRRP business.

Looking forward to 2019 we can expect another year of good earnings growth.

Turning to the composition of our board, let me begin by welcoming our new Chief Executive Jack Bowles, who took over from our outgoing CEO, Nicandro Durante, at the beginning of April this year.

Jack’s track record of success across many regions within the company equips him to write the next chapter in BAT’s history, which will be focused on combustible value growth, a step change in new categories, and ultimately creating a stronger, simpler, and faster company.

In August this year our Finance Director Ben Stevens will be retiring following a 30-year career at BAT. Tadeu Marroco, our current Director of Group Transformation and former director of both Business Development and Western Europe, will succeed Ben.

And, as you would expect, given my tenure in office as Chairman, the Board and Nominations Committee will be focussed on succession planning for my role bearing in mind the need for continuity in a period when our two top executives will have retired during 2019.

Before we move to the Resolutions, let me thank my fellow Directors, our new Chief Executive and his management team, as well as colleagues around the world for their outstanding contributions to the Group’s continued success.

ENQUIRIES:

Investor Relations
Mike Nightingale/Rachael Brierley/John Harney
+44 20 7845 1180/1519/1263

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours)  | @BATPress

Forward looking statements
This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any British American Tobacco p.l.c. (“BAT”) shares or other securities. This announcement contains certain forward-looking statements, made within the meaning of Section 21E of the United States Securities Exchange Act of 1934, regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions.

It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; changes or differences in domestic or international economic or political conditions; adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the workplace; the ability to maintain credit ratings and to fund the business under the current capital structure; the inability to develop, commercialise and roll-out Potentially Reduced-Risk Products; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

Additional information concerning these and other factors can be found in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F filed on 15 March 2019 and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.